SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of October/November 2009

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No. 1	Safe Harbour Statement
Exhibit No. 2	Holding(s) in Company
Exhibit No. 3	Treasury Stock
Exhibit No. 4	Total Voting Rights
Exhibit No. 5	Directorate Change
Exhibit No. 6	Interim Management Statement
Exhibit No. 7	Holding(s) in Company
Exhibit No. 8	Director/PDMR Shareholding

Exhibit No. 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit No. 2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tomkins plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Massachusetts Financial Services Company
4. Full name of shareholder(s) (if different from 3.):	MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients.
5. Date of the transaction and date on which the threshold is crossed or reached:	12 October 2009
6. Date on which issuer notified:	14 October 2009
7. Threshold(s) that is/are crossed or reached:	5.03%
8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights
Direct	Direct	Indirect	Direct	Indirect
Ordinary 9 US cents ISIN Code GB0008962655	53,228,347	53,228,347	44,391,657	5.03%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/Conversion period	Number of voting rights instrument refers to	% of voting rights
Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
44,391,657	5.03%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Holdings as of 12 October 2009 Entity	Holding	Percentage held
MFS Investment Management (MFS)	22,611,923	2.56%
MFS Institutional Advisors, Inc. (MFSI)	897,750	0.10%
MFS International Ltd. (MIL)	6,782,915	0.77%
MFS International (U.K.) Limited (MIL U.K.)	13,445,499	1.53%
MFS International Management K.K. (MIM K.K.)	653,570	0.07%
Notifiable Interest	44,391,657	5.03%
Shares Outstanding	881,970,764
Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:
14. Contact name:	D P Burton, Company Secretary, Tomkins plc
15. Contact telephone number:	+44 (0)20 8871 4544

Exhibit No. 3

16 October 2009

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 16 October 2009, movements were registered in its Treasury Shares account, resulting in the transfers for nil consideration of 125,878 of its own ordinary shares to group employees to satisfy share entitlements under the Company's annual bonus incentive plan.

Following the transfer, the Company holds 2,055,130 shares in Treasury and has 882,096,642 shares in issue (excluding Treasury shares).

P E Flanagan
Assistant Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit No. 4

30 October 2009

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,151,772 Ordinary shares with voting rights. The Company holds 2,055,130 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 882,096,642.

The above figure (882,096,642) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit No. 5

Directorate Change

Tomkins announces that following his appointment as CEO of QinetiQ, Leo Quinn is to step down from the Board with effect from 3rd November 2009.

Mr. Quinn has served as a non-executive Director since July 2007 and the Board would like to express its sincere thanks to him for his contribution and effort to the Board and for his Committee work since he joined Tomkins.

Chairman David Newlands said: "I am very grateful to Leo for his contributions to Tomkins over the last two years. On behalf of the Board, I would like to extend to him every good wish for the future."

3 November 2009

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit No. 6

London, Thursday 5 November 2009

Interim Management Statement

Tomkins, the global engineering and manufacturing group, sets out below its Interim Management Statement covering the period from 5 July 2009 to 4 November 2009, and provides an update on the end market outlook for the remainder of 2009 and 2010.

James Nicol, Chief Executive Officer, commented:

“Conditions in some of our end markets appear to have stabilised. Our performance has been positively impacted by our restructuring initiatives, which we are executing according to plan. As a consequence, we have seen month-on-month improvement in our financial performance. Our cash generation remains strong, with net debt down $121.7 million to $394.2 million since the end of the first half. Although demand side visibility remains limited, we expect the second half of 2009 to be better than the first half of the year.”

Trading Update

Industrial & Automotive

A number of our businesses continued to see month-on-month improvements throughout the third quarter, with the Automotive Original Equipment market showing some increased activity, driven by government incentives and scrappage programs, low inventory levels and new business launches. The Automotive Aftermarket business continued to show its resilience, with good performance driven by the roll-out of the CSK stores acquired by O’Reilly in the US and stronger sales in Europe.

Sales to the Industrial Original Equipment market however, remain weak, principally due to limited credit availability, destocking and low end-customer demand. The agriculture and construction markets remain particularly weak, with a number of customers in Europe implementing late summer shutdowns. In the Industrial Replacement market, destocking appears to have subsided, and as such sales declines have stabilised, with some evidence of end-customer demand pull-through. The integration of our new acquisition, Hydrolink, which we acquired in the quarter, continues on track.

Building Products

Revenues within our Air Distribution group declined further throughout the quarter, due principally to declining sales in the North American non-residential construction market, where orders and backlogs continue to soften. This business continued to outperform the market, however, through its increasing focus on Green products, and its strong market position. The residential construction business continued to stabilise. The benefits of the restructuring initiatives flowed through, with improved profitability in the quarter for Hart & Cooley / Selkirk, our residential Air Distribution business.

Bathware, which serves the North American residential construction market, also benefited from a stabilisation in end market volumes, along with increased benefits from restructuring initiatives which are now complete. Bathware generated a modest profit in the quarter.

Project Eagle and Project Cheetah

We continue to make good progress with the execution of our restructuring projects Eagle and Cheetah, having closed 19 facilities and reduced headcount by 5,600 since the beginning of the year. Our restructuring initiatives remain on schedule for completion in 2010.

Financial Position (unaudited)

There was no material change in the financial position of the Group during the period. As at 3 October 2009, the Group’s net assets were $1,681.5 million (3 January 2009: $1,739.3 million). Net debt was $394.2 million (3 January 2009: $476.4 million).

The Group’s financing position is strong, with committed borrowing facilities and bonds in issue amounting to $1,282.6 million. Overall, as at 3 October 2009 the Group had committed borrowing headroom of $610.1 million in addition to cash and cash equivalents of $318.5 million. Two bonds totalling £400 million are outstanding, of which £150 million matures in December 2011 and £250 million matures in September 2015. The Group also has a £400 million committed revolving credit facility, which matures in August 2010 and which was largely undrawn throughout the period. A $450 million forward start revolving credit facility, put in place earlier this year, has extended the maturity of our credit facilities to May 2012.

End-Market Outlook for the remainder of 2009 and 2010

Set out below are our expectations for our end-markets for the fourth quarter of 2009 compared to the third quarter, and year-on-year for 2010. Although there are signs of some stabilisation in most of our end markets, demand-side visibility remains limited and there is still uncertainty about the strength and timing of any meaningful economic recovery. With our strong balance sheet and ongoing focus on cash and expense management, however, our businesses are well positioned to take advantage of any recovery in our end markets.

The share of Group sales shown below is based on sales of ongoing business segments for the 12 months ended 3 October 2009.

Industrial

•	North America (17.9% of Group sales)

Industrial Original Equipment markets in North America are expected to remain flat in the fourth quarter of 2009. Industrial Replacement markets are expected to show some improvement in the fourth quarter, in line with general industrial activity. No further inventory adjustments at our customers are expected.

•	Europe (4.7% of Group sales)

European markets are expected to demonstrate a similar trend to the North American markets.

•	ROW (5.9% of Group sales)

Industrial activity across the remainder of Tomkins’ geographies, and in particular in the agriculture and construction sectors, is expected to continue to be weak for the remainder of 2009. This is expected to be partially offset by continued good performance throughout the Indian and Chinese markets. Brazil is also showing some early signs of recovery.

Industrial Original Equipment markets in 2010 are expected to benefit marginally from the ending of inventory adjustments, leading to mid single-digit growth. In the Industrial Replacement markets, industrial activity is expected to improve gradually, in line with increases in industrial activity.

Automotive Aftermarket (22.2% of Group sales)

The global automotive aftermarket is expected to remain broadly flat. In 2010, growth is expected to be broadly in line with GDP.

Automotive Original Equipment (“AOE”)

•	Global

Fourth quarter global Automotive Original Equipment (“AOE”) production is expected to grow around 5%, reaching 54 million units for 2009 as a whole. ~

•	North America (8.3% of Group Sales)

North American AOE production is expected to grow by around 15% in the last quarter of 2009, and reach a full year level of approximately 8.5 million units.

•	Europe (5.1% of Group Sales)

European AOE production is expected to grow by mid single digits, reaching 16.5 million units for the full year.

•	ROW (8.5% of Group Sales)

Fourth quarter AOE production in China and India is expected to grow by low single digits.

In 2010, Global Automotive production is expected to grow by approximately 10%, with 15% growth in North America based on higher production and low inventory levels. European production is expected to remain broadly flat, with the rest of the Group’s markets, most notably China and India, expected to grow by mid single digits.

Non-Residential Construction (17.4% of Group sales)

US Non-Residential Construction is expected to continue declining in the fourth quarter, with full year square feet down 40% and 30% in value terms. In 2010, further declines of around 10% are expected in both square feet and value.

Residential Construction (8.5% of Group sales)

US Residential Construction, as measured by housing starts, is expected to remain flat for the remainder of the year at an annualised rate of 600k new houses, and to grow by around 25% in 2010.

Other markets include manufactured housing and recreational vehicles and in total account for 1.5% of Group sales.

Notes to editors

Tomkins is a global engineering and manufacturing group with market and technical leadership across two business groups: Industrial and Automotive and Building Products. Tomkins plc’s ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form on the New York Stock Exchange under the symbol TKS.

Enquiries

Investors:                                                             Media:
Sarah Thompson                                                  Rollo Head / Robin Walker
Tomkins Corporate Communications                    Finsbury

Tel +44 (0) 20 8877 5163                                   Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk                                                rollo.head@finsbury.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements are identified by the words “expect”, “believe”, “intend”, “anticipate”, “estimate”, “will”, “may”, “could”, “should” and similar expressions. Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions that any forward-looking statements made by the Company, including those made in this announcement in relation to the outlook for 2009 and 2010, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Risks and uncertainties that may affect the Group’s operations include, but are not limited to, those described in the Company’s Annual Report on Form 20-F and in other filings with the US Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Exhibit No. 7

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tomkins plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Norges Bank
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction and date on which the threshold is crossed or reached:	18 November 2009
6. Date on which issuer notified:	19 November 2009
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights
Direct	Direct	Indirect	Direct	Indirect
Ordinary 9 US cents ISIN Code GB0008962655	25,923,385	25,923,385	27,500,712	27,500,712	3.12%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A
C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
N/A	N/A	N/A	N/A	N/A	Nominal	Delta
N/A	N/A
Total (A+B+C)
Number of voting rights	Percentage of voting rights
27,500,712	3.12%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A
Proxy Voting:
10. Name of the proxy holder:	Norges Bank
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	None
14. Contact name:	Denise Burton Company Secretary Tomkins plc
15. Contact telephone number:	+44 (0)20 8871 4544

Exhibit No. 8

TOMKINS PLC
24 November 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Acquisition of shares under the Tomkins Dividend Reinvestment Plan

Tomkins plc (the "Company") hereby gives notice of the following increases in the beneficial interests in ordinary shares of 9 US cents each in respect of the undermentioned Directors and Persons Discharging Managerial Responsibility. The acquisitions of shares in London at a price of 180.00 pence per share on 19 November 2009 represent the take-up of entitlements under the Tomkins Dividend Reinvestment Plan in relation to the interim dividend of 3.50 US cents per ordinary share for the six months ended 4 July 2009. The Company received confirmation of the transactions on 23 November 2009.

John Zimmerman - 2,873 (number of ordinary shares of 9 US cents each acquired);

Terry O'Halloran - 2,949;

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Denise Burton (Company Secretary)

Tomkins plc

+44 (0)20 8871 4544

END

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date: 2 November 2009

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary